UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 28, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON MARCH 28th, 2024

DATE, TIME AND PLACE: On March 28th, 2024, at 2.30 p.m., at TIM S.A. (“Company”), located at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than two thirds (2/3) of the total capital stock, including holders of the American Depositary Receipts, pursuant to (1) the signatures on the Shareholders’ Attendance Book; and (2) by the valid distance voting ballots received on the terms of the Brazilian Securities Commission (“CVM”) rules. Also attended the meeting, either in person or by means of videoconference, Messrs. Alberto Mario Griselli, Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques, Diretora Financeira (Chief Financial Officer); Bruno Mutzenbecher Gentil, Business Support Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Maria Antonietta Russo, People, Culture & Organization Officer; Claudio Creo, Director of the Risk & Compliance area; Nicandro Durante, Chairman of the Board of Directors, of the Compensation Committee and of the Environmental, Social & Governance Committee; Fabiane Reschke, Diretora Jurídica (Legal Officer); Walmir Urbano Kesseli, Chairman of the Fiscal Council; Gesner José de Oliveira Filho, member of the Board of Directors and Coordinator of the Statutory Audit Committee; Flavia Maria Bitencourt, member of the Board of Directors and Member of the Statutory Audit Committee; and Herculano Aníbal Alves, member of the Board of Directors and Chairman of the Control and Risks Committee. It is also registered the attendance, by videoconference, of Mr. Fernando de Magalhães, representative of the Company’s independent auditors, Ernst & Young Auditores Independentes S/S (“EY”); and of Messrs. André Alves e Victor Figueira, representatives of Advisia Consultoria de Gestão Empresarial Ltda, to provide clarifications on issues that may be raised by Shareholders.

CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

BOARD: Chairman – Mrs. Simone Paulino de Barros; Secretary – Mrs. Fabiane Reschke.

PUBLICATIONS AND SUMMONS: (1) The management’s report, the financial statements, the Fiscal Council’s opinion, the Statutory Audit Committee’s Report and the independent auditors’ report, related to the fiscal year ended on December 31st, 2023, were published on February 25th, 26th and 27th, 2024, on pages C9 to C19 of the newspaper Valor Econômico. All documents related to the matters to be resolved at this Annual and Extraordinary Shareholders' Meeting were also made available to shareholders on the Investor Relations websites of the Company, the CVM, the Securities and Exchange Commission ("SEC") and B3 S.A. – Brasil Bolsa, Balcão (“B3”); and (2) The Call Notice was published on February 27th,28th and 29th, 2024, on pages B5, A7 and B6 of the newspaper Valor Econômico, respectively.

On Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2023; (2) To resolve on the management’s proposal for the allocation of the results of the 2023 fiscal year and the distribution of dividends by the Company; (3) To ratify the appointment of the Company’s Board of Directors’ Member, previously appointed at the Board of Directors’ Meeting held on July 31st, 2023; (4) To resolve on the composition of the Fiscal Council of the Company; (5) To elect the members of the Board of Directors of the Company; and (6) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2024 fiscal year.

On Extraordinary Shareholders’ Meeting: (1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 17th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; (2) To resolve on the Company’s Long-Term Incentive Plan proposal; and (3) To resolve on the amendment and restatement of the Company’s By-laws.

RESOLUTIONS: First, the consolidated voting map of the votes received by the distance voting ballots was read, which was distributed to the attendees and was also available for consultation, pursuant to the Section 48, paragraph 4 of CVM Resolution No. 81 of March 29th, 2022. Then, the Chairman proposed: (1) the dismissal of the reading of the other documents related to the Agenda to be discussed on this Annual and Extraordinary Shareholders’ Meeting, according to the Section 134 of the

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

Law No. 6,404/76 (“Brazilian Corporation Law”), taking into account that the shareholders are fully aware of the contents thereof; (2) the recording of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of the Brazilian Corporation Law, respectively; (3) the voting statements, abstentions, protests and dissidences, eventually casted, were received, numbered and certified by the Board, and be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of the Brazilian Corporation Law; and (4) that the minutes of the Annual and Extraordinary Shareholders’ Meeting be recorded as a single document, pursuant to Section 131, sole paragraph, of the Brazilian Corporation Law. Without any opposition, the shareholders attending the meeting agreed with the proposals presented by the Chairman. Finally, after analysis and discussion of the items in the Agenda, the shareholders resolved:

On Annual Shareholders’ Meeting:

(1) To approve, by the majority of the votes casted, as per the consolidated voting map, in the form of Annex I, the management’s report and the individual and consolidated financial statements of the Company, related to the fiscal year ended on December 31st, 2023, which were duly audited by the independent auditors of the Company, EY, with its respective report, as well as with the opinion of the Company’s Fiscal Council and the report of the Company’s Statutory Audit Committee.

(2) To approve, by the majority of votes casted, as per the consolidated voting map, in the form of Annex I, the management’s proposal to allocate the results related to the fiscal year of 2023, along with the opinion of the Fiscal Council, which contemplates that the net profit of the fiscal year 2023, in the amount of R$2,837,422,255.02 (two billion, eight hundred and thirty-seven million, four hundred and twenty-two thousand, two hundred and fifty-five reais and two cents), shall be allocated as follows:

(2.1) For the Profit Reserve, it shall be allocated the amount of R$237,828,111.99 (two hundred and thirty-seven million, eight hundred and twenty-eight thousand, one hundred and eleven reais and ninety-nine cents), referring to the amount of tax benefits used by the Company in the year 2023;

(2.2) To the Legal Reserve, according to Section 193 of the Brazilian Corporation Law, it shall be allocated the amount of R$ 129,979,707.15 (one hundred and twenty-nine million, nine hundred and

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

seventy-nine thousand, seven hundred and seven reais and fifteen cents), equivalent to five percent (5%) of the Company’s net profits in the fiscal year of 2023;

(2.3) As interest on shareholders’ equity (gross), the amount of R$ 1,600,000,000.00 (one billion, six hundred million reais), at the gross value of R$0,66097626827 (zero, point, six, six, zero, nine, seven, six, two, six, eight, two, seven cents) per share, which payments were approved during the year of 2023 and paid on May 9th, 2023, July 12th, 2023, October 23rd, 2023 and on January 23rd, 2024, as follows: (i) the amount of R$617,403,608.97 (six hundred and seventeen million, four hundred and three thousand, six hundred and eight reais and ninety-seven cents) is imputed to the mandatory minimum dividend and (ii) the remaining amount of R$982,596,391.03 (nine hundred and eighty-two million, five hundred and ninety-six thousand, three hundred and ninety-one reais and three cents), was distributed as additional dividends to the mandatory minimum set forth in the Company's By-Laws; and

(2.4) To approve, as proposed complementary dividends, the amount of R$1,310,000,000.00 (one billion, three hundred and ten million reais), at the gross value of R$0,54118835070 (zero, point, five, four, one, one, eight, eight, three, five, zero, seven, zero cents) per share, to be paid in April, July and October, 2024, without the application of any monetary restatement index, considering the date of April 9th, 2024 as the date for identification of shareholders entitled to receive such values, as follows: (i) the amount of R$869,614,435.88 (eight hundred and sixty-nine million, six hundred and fourteen thousand, four hundred and thirty-five reais and eighty-eight cents) will be distributed based on the profit of the fiscal year of 2023, and (ii) the remaining amount of R$440,385,564.12 (four hundred and forty million, three hundred and eighty-five thousand, five hundred and sixty-four reais and twelve cents) will be distributed based on profit from previous years, after the deduction of the expansion reserve.

Based on the amounts already distributed as interest on equity (gross) and according to the proposal to distribute complementary dividends, the total amount for the financial year 2023 corresponds to R$2,910,000,000.00 (two billion nine hundred and ten million reais), at a total gross value of R$1.20216461897 (one real, point, two, zero, two, one, six, four, six, one, eight, nine, seven cents) per share. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

(3) The ratification of the appointment of the Board of Directors’ member held on July 31st, 2023, pursuant the terms of Section 150 of the Corporation Law and Section 20, Paragraph 2 of the Company’s By-Laws, was put to a vote, which was approved by a majority of the votes casted, as per the consolidated voting map, in the form of Annex I, ratifying the appointment of the Board of Directors’ member, as follows:

(i)       Gigliola Bonino, Italian, married, bachelor in Economy, bearer of the Italian passport Nr. YC0517080, valid through November 7th, 2032, domiciled in the City of Rome, Italy, in Corso d’Italia No. 41, 00198.

The Company stated that they have obtained from the Director, whose election is now ratified, the confirmation that she has the necessary qualifications and meet the requirements established by the Corporation Law, by the CVM Instruction No. 367 and by the Company’s By-Laws, in order to occupy the position of member of the Company’s Board of Directors. The aforementioned member of the Board of Directors will have term of office until the Annual Shareholders’ Meeting of the Company to be held in 2025.

(4) To approve, by the majority of the votes casted, as per the consolidated voting map, in the form of Annex I, the composition of the Fiscal Council of the Company with three (3) regular members and three (3) alternate members.

(5) The Chairman inquired the attending minority shareholders of their interest to request the vote in separate as Fiscal Council member, pursuant to Section 161, Paragraph 4, item ‘a’, of the Brazilian Corporation Law, having the shareholder DOCAS INVESTIMENTOS LTDA. appointed Mr. Elias de Matos Brito as regular member, and Mr. Anderson dos Santos Amorim as alternate; the item was put to vote in separate, without the participation of the controlling shareholder TIM Brasil Serviços e Participações S.A.; as a result, by the majority of the votes casted by the minority shareholders who came forward on this resolution, as per the consolidated voting map, in the form of Annex I, with the votes in favor of the shareholder DOCAS INVESTIMENTOS LTDA. was elected Mr. Elias de Matos Brito, brazilian, divorced, accountant, bearer of the identity card No. 074.806-03, issued by CRC/RJ, enrolled in the CPF/ME under No. 816.669.777-72, domiciled at Uruguaiana street, No. 39, floor 18, Centro, City and State of Rio de Janeiro, as regular member; and Mr. Anderson dos Santos Amorim, married,

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

accountant, bearer of Identity Card No. 105.561/O-0, issued by CRC/RJ, enrolled in the CPF/ME under No. 029.215.847-51, domiciled at Uruguaiana street, No. 39, floor 18, Centro, City and State of Rio de Janeiro, as alternate member.

The shareholder DOCAS INVESTIMENTOS LTDA. stated that they have obtained from the candidates they have appointed for the Fiscal Council and hereby elected, in the terms above, have the necessary qualifications and meet the requirements established by the Law No. 6,404/76 and the Company's By-Laws to occupy the position of member of the Fiscal Council.

Next, it was put to vote the slate of candidates composed by two (2) regular members, and their respective alternate members, as per TIM Brasil Serviços e Participações S.A.’s proposal, being approved, by the majority of the votes casted, as per the consolidated voting map, in the form of Annex I, in order to compose the Fiscal Council were elected:

(i) as regular member, Mr. Walmir Urbano Kesseli, Brazilian, married, economist, bearer of identity card No. 1.440.573-9, issued by SSP/PR, enrolled in the CPF/MF under No. 357.679.019-53, domiciled at Emílio Cornelsen street, No. 344, Apt. 602, Ahú, in the city of Curitiba, State of Paraná, having as alternate member Mr. Carlos Eduardo do Nascimento, Brazilian, married, graduated in Information Technology, bearer of identity card No. 433.450.939-87, issued by SSP/SC, enrolled in the CPF/MF under No. 433.450.939-87, domiciled at Av. Três Marias, No. 1175, house 24, City of Curitiba, State of Paraná; and

(ii) as regular member, Mrs. Heloisa Belotti Bedicks, Brazilian, married, economist, bearer of the identity card No. 8.394.969-0, issued by SSP/SP, enrolled in the CPF/MF under No. 048.601.198-43, domiciled at Alameda dos Anapurus, No. 883, Apt. 141, Moema, in the City and State of São Paulo; having as alternate member Mrs. Ana Maria Gati, Brazilian, separated, engineer, bearer of identity card No. 15893781-8, issued by SSP/SP, enrolled in the CPF/MF under No. 102.095.638-00, domiciled at Pensilvânia Street, No. 558 - 52, City of Monções, State of São Paulo.

The shareholder TIM Brasil Serviços e Participações S.A. that appointed the members of the Fiscal Council hereby elected, in the terms above, stated that they have the necessary qualifications and meet the requirements established in the Brazilian Corporation Law and the Company's By-laws to occupy the position of member of the Fiscal Council.

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

It is registered that all of the Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2025. The Fiscal Council’s members shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in the Brazilian Corporation Law, the Company's By-laws and in the Novo Mercado Regulations of B3.

(6) To approve, by the majority of the votes casted, as per the consolidated voting map, in the form of Annex I, the compensation proposal for the administrators for the fiscal year of 2024, as follows:

(i) Compensation to the Board of Directors: annual global compensation in the amount of R$4,860,000.00 (four million, eight hundred and sixty thousand reais) to be attributed to the directors individually, in accordance with the resolutions of the Board of Directors;

(ii) Compensation to the Committees: annual global compensation in the amount of R$3,024,000.00 (three million and twenty-four thousand reais) to be attributed to the members of the advisory committees to the Board of Directors, in accordance with the resolutions of the Board of Directors;

(iii) Compensation to the Fiscal Council: annual global compensation in the amount of R$678,000.00 (six hundred and seventy-eight thousand reais); and

(iv) Compensation to the Board of Officers: annual global compensation in the amount of R$42,814,000.00 (forty-two million, eight hundred and fourteen thousand reais), considering the amounts related to (i) pro labore; (ii) short-term incentives/bonus; (iii) long-term incentives; (iv) direct and indirect benefits; and (v) forecast of possible expenses with terminations and hiring.

On Extraordinary Shareholders’ Meeting:

(1) To approve, by the majority of votes casted, as per the consolidated voting map, in the form of Annex I, being expressly registered the abstention of vote by the controlling shareholder TIM Brasil

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

Serviços e Participações S.A., the twelve (12) months extension of the Cooperation and Support Agreement (“Agreement”) between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand, until April 30th, 2025, in the amount corresponding in reais of up to €2,752,523.00 (two million, seven hundred and fifty-two thousand, and five hundred and twenty-three Euros), according to the proposal submitted to the Statutory Audit Committee and to the Board of Directors at their respective meetings held on February 26th, 2024, all in accordance with the documents previously disclosed on the websites of the Company, of the CVM, of the SEC and of the B3 about the agreement’s background, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

(2) To approve, by the majority of votes casted, as per the consolidated voting map, in the form of Annex I, the Company’s Long-Term Incentive Plan, according to the proposal submitted to the Compensation Committee and to the Board of Directors at their respective meetings held on February 6th, 2024 and described in item 11 of the Management’s Proposal.

(3) To ratify, by the majority of votes casted, as per the consolidated voting map, in the form of Annex I, the management’s proposal of the amendment and consolidation of the Company’s By-Laws, as provided for in item 12 of the Management’s Proposal, which aims to improve certain Company's operational aspects.

Consequently, the Company's By-laws will come into force under the terms and in the form of the consolidated version contained in Annex II to these minutes.

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Annual and Extraordinary Shareholders’ Meeting, which were properly presented and computed in the resolutions above, as per the consolidated voting map attached hereto.

VOTING MAP: Pursuant to Section 33, paragraph 4, of the CVM Resolution No. 80/2022, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution, as well as the respective percentage.

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A March 28th, 2024

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read, approved by all the attending shareholders and executed by the Chairman, by the Secretary of the Board and by the attending shareholders who willing to sign them.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), March 28th, 2024.

FABIANE RESCHKE
Secretary

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TIM S.A.

Ordinary and Extraordinary General Meeting 2024

Final Vote Report

	Number of Shares / Percentage of Participants		
Annual Shareholder's Meeting	**Approve (Yes)**	**Reject (No)**	**Abstain**
Resolution 1 - Financial Statements 2023	2.038.143.808 96,33%	2.069.587 0,10%	75.611.997 3,57%
Resolution 2 - Allocation of the Results 2023	2.096.365.526 99,08%	25.025 0,00%	19.434.841 0,92%
Resolution 3 - To ratify the appointments of Ms. Gigliola Bonino as Member of Board of Directors	1.831.952.527 86,58%	264.410.672 12,50%	19.462.193 0,92%
Resolution 4 - To resolve on the composition of the Fiscal Council of the Company	2.096.341.321 99,08%	41.315 0,00%	19.442.756 0,92%
Resolution 5 - Indication of all the names that make up the slate	2.095.791.693 99,05%	600.103 0,03%	19.433.596 0,92%
Resolution 6 - If one of the candidates leaves the single group to accommodate the election in a separate manner, the votes corresponding to your shares can still be given to the chosen group?	1.679.405.310 79,37%	413.286.806 19,53%	23.133.276 1,09%
Resolution 7 - Would you like to request the separate election of a member of the Fiscal Council?[1]	42.249.120 9,63%	104.070.564 23,72%	292.400.482 66,65%
Resolution 7A - Indication minority shareholder Docas Investimento Ltda.	19.276.091 100,00%	0 0,00%	0 0,00%
Resolution 8 - Compensation Proposal 2024	1.813.298.551 85,70%	279.269.365 13,20%	23.257.476 1,10%
Extraordinary Shareholder's Meeting	**Approve (Yes)**	**Reject (No)**	**Abstain**
Resolution 1 - Cooperation and Support Agreement[2]	488.082.531 23,03%	44.275 0,00%	1.631.418.742 76,97%
Resolution 2 - Long-Term Incentive Plan Proposal	1.778.321.014 83,90%	321.781.123 15,18%	19.443.411 0,92%
Resolution 3 - Amendment and Restatement of the Company's By-laws	2.099.899.852 99,07%	197.845 0,01%	19.447.851 0,92%

1 Only one minority shareholders, who attended in person, indicated candidate, as expressed in Item 7A. The other shareholders did not indacate candidates.

2 Votes considering the abstention of the controlling shareholder TIM Brasil Serviços e Participações S.A. 5

Classificado como Público

TIM S.A.

Publicly-Held Company

CNPJ/MF nº 02.421.421/0001-11

NIRE 333.0032463-1

Annex II

to the minutes of the Annual and Extraordinary Shareholders’ Meeting of TIM S.A.

March 28th, 2024

BY-LAWS

CHAPTER I

THE COMPANY’S CHARACTERISTICS

SECTION 1º - TIM S.A. (the “Company”) is a publicly held company, governed by these By-laws and by the applicable legislation.

SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter’s address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.

SECTION 3º - The purpose of the Company is to:

i. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;

ii. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;

iii. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and

iv.       Hold interest in the capital of other business or non-business companies.

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Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:

i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts;

ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;

iii.       Provide administrative, consulting, advisory and planning services;

iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;

v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services;

vi.       Provide services of information security, of monitoring and of georeferencing;

vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;

viii.       Provide commercial representation and insurance representative services;

ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution;

x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;

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xi. Promote charging and data management services;

xii.       Engage in any other activities related or akin to the previous items.

SECTION 4º - The duration term of the Company is indeterminate.

CHAPTER II

CAPITAL STOCK

SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.

SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders’ Meeting resolutions.

SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.

Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors’ resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders’ Meeting.

Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.

SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 (“Law 6,404/76”).

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CHAPTER III

SHAREHOLDERS’ MEETING

SECTION 9º - The Shareholders’ Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

SECTION 10 – The following are exclusive powers of the Shareholders’ Meeting:

I.       To amend the By-Laws;

II. To decide on the appraisal of assets given by shareholders to pay up capital stock;

III. To decide on the Company’s transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;

IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the “Novo Mercado Rules”) disclosed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;

VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;

VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;

VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company’s assets, as provided in section 159 of Law no. 6,404/76;

IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and

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X.       To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Sole Paragraph - The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders’ Meeting, by the total number of shares issued by the Company, excluding treasury shares.

SECTION 11 – The Shareholders’ Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.

SECTION 12 – The Shareholders’ Meeting shall be opened and presided over by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders’ Meeting shall appoint the Secretary.

Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company’s head-office, no later than two (2) working days before the Shareholders’ Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders’ Meeting.

Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders’ Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before.

SECTION 13 – The Shareholders’ Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.

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Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.

Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders’ signatures.

SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders’ Meeting shall be convened to:

(i) Take the management accounts; examine, discuss and vote the financial statements;

(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

SECTION 15 – The Shareholders’ Meeting shall be convened, extraordinarily, whenever the Company’s interests so require.

SECTION 16 – The shareholders shall exercise their voting rights in the Company’s interests.

CHAPTER IV

COMPANY MANAGEMENT

SECTION I

GENERAL RULES

SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph 2º - The Board of Executive Officers is the Company’s representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.

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Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.

Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.

SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers’ Meetings, as the case may be.

Sole Paragraph - The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.

SECTION 19 – At the taking of office, the Company’s Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company’s Policies and Code of Ethics and Conduct.

SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.

Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.

Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders’ Meeting. The alternate elected by the Shareholders’ Meeting shall remain in office for the remaining period of the replaced member’s term of office.

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Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph - The terms of office of the Managers shall be extended until the instatement of their elected successors.

SECTION II

BOARD OF DIRECTORS

SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:

i. Approving and following up the Company’s annual budget and the Company’s goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies;

ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;

iii. Authorizing the issue of commercial papers for public offering;

iv. Deciding, when so empowered by the Shareholders’ Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

vi. Deciding on the approval of a program of depository receipts issued by the Company;

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vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture, consortium or any similar structure that requires the incorporation of a new company;

viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;

x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements;

xi. Deciding on the submission to the General Shareholders’ Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws;

xii.       Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

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xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);

xv.       Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);

xvi.       Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;

xix.       Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);

xx. Approving the Company’ supplementary pension plan and that of its controlled companies;

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xxi.       Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;

xxii. Dividing the total global remuneration amount established by the Shareholders’ Meeting among the Directors and Officers of the Company, as the case may be;

xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;

xxiv. Approve the Board of Officers’ internal rulings, with its respective organizational structure;

xxv. Appointing the Company's representatives in the management of its controlled companies;

xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company’s financial statements, after assessment and opinion issued by the Statutory Audit Committee;

xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company’s interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;

xxviii. Decide on any subject or proposal to be submitted to the Shareholders’ Meeting and to resolve on its convening, whenever it is necessary;

xxix. review, annually, the corporate governance program, in order to improve it;

xxx. decide on independent auditors’ annual work plan, after prior assessment of the Statutory Audit Committee of the Company;

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xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and

xxxii.       Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company’s administrative organization, always observing the provisions of these By-Laws.

SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.

Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.

Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.

Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders’ Meeting that elects them and expressly recorded in its Minutes.

SECTION 24 – The Directors shall be elected and dismissible by the Shareholders’ Meeting, and the Board of Directors shall appoint, among them, its Chairman.

Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders’ Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors’ Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.

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Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer.

Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph 3º - Meetings of the Board of Directors may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all intents and purposes, to their in-person equivalents.

Paragraph 4º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company’s high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.

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Subsection I

Committees of The Board of Directors

SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.

Sole Paragraph - The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.

SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.

Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company’s securities are listed.

Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.

Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76.

Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.

Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.

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Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.

Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.

SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:

I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;

II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;

III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;

IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;

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VI.       to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;

VII.       evaluating whistleblower reports, anonymous or otherwise, related to any accounting, any impact on Sox (Sarbanes-Oxley Act) controls, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;

VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;

IX.       preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;

X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company;

XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and

XII. evaluating the quarterly information, interim statements and financial statements.

Sole Paragraph - The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.

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SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.

SECTION III

BOARD OF EXECUTIVE OFFICERS

SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.

Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.

SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:

i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders’ Meeting;

ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance

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with standards normally adopted in the market for transactions of the same nature between independent parties;

iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;

iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;

v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);

vii.       Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);

viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or

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suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);

xi.       Approve the execution of collective agreements by the Company or its controlled companies; and

xii.       Establish financial thresholds to be applied down the hierarchical structure of the Company’s administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.

Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company’s Management, as follows:

i. To guarantee the effectiveness and the proper operation of the Board of Officers;

ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;

iii. To convene, directly or through the Secretary collaboration, the Board of Officers’ Meetings;

iv. To install and chair the Board of Officers’ Meetings;

v.       To coordinate the discussions and resolutions taken in the Board of Officers’ Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;

vi. To combine the Board of Officers’ activities with the interests of the Company, its shareholders and related parties; and

vii. To address to the Board of Directors’ Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.

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Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:

i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed.

Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:

i. To ensure financial, administrative, economic-managerial and tax procedures.

Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:

i. To ensure the Company's tutelage and legal support, except for tax matters.

SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.

Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present.

Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting.

Paragraph 3º – Meetings of the Board of Officers may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all purposes, to their in-person equivalents.

Paragraph 4º - The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

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Paragraph 5º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.

SECTION 34 – The Board of Directors is responsible for determining the limit of authority of each of the Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22, 32 and 35 of these By-laws and under the law are observed.

SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:

i. 2 (two) Officers, 2 (two) attorneys, or 1 (one) Officer and 1 (one) attorney, acting jointly; or

ii.       1 (one) Officer or 1 (one) attorney, acting individually, in the following cases:

(a)             To practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions;

(b)            For judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney ad judicia et extra;

(c)             Signing documents that do not result in the assumption of obligations or the waiver of rights;

(d)            Participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible;

(e)             Representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and

(f)              In exceptional situations defined by the Company's management bodies.

Paragraph 1º - The powers of attorney granted by the Company shall be signed by 2 (two) Officers, observing the relevant levels of authority established by these By-laws.

Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, with the excepetion of powers of attorney under the ad judicia et extra clause, which shall be granted for an indeterminate term. The delegation of powers of attorney ad negotia is prohibited.

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SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company’s corporate purposes.

CHAPTER V

FISCAL COUNCIL

SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company’s management acts and of information to shareholders and shall be operated permanently.

SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders’ Meeting.

Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.

Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.

Paragraph 3º – The term of office of the Fiscal Council’s members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.

Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body’s resolutions.

Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal

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Council, the Company’s Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.

SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.

SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.

Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company’s Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph 2º - Members of the Fiscal Council may also participate in meetings via audio, videoconference or virtual deliberative circuit, aimed at submitting matters without the need for meetings to be held in person or remotely (audio or videoconference), without any prejudice to the validity of the decisions taken. In all cases, the members of the Fiscal Council will be considered present at the meeting and must sign the corresponding minutes.

Paragraph 3º – The Fiscal Council’s resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders’ Meeting.

SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.

SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.

Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders’ Meeting shall be convened to elect the alternate.

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SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders’ Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.

Sole Paragraph – The acting alternate shall be entitled to the member’s remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

SECTION 44 – As suggested by the Fiscal Council, the Company’s Shareholders’ Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph 1º – The Company’s management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company’s Shareholders’ Meeting is observed.

Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders’ Meeting is observed, as provided in the caput of this Section.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

SECTION 46 – The Management shall submit to the Annual Shareholders’ Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.

Paragraph 1º - The net income shall have the following destination:

(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and

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(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders

Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders’ Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, as well as intermediate and interim dividends, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.

Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of intermediate and interim dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.

Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.

CHAPTER VII

LIQUIDATION

SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders’ Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII

DISPOSAL OF CORPORATE CONTROL

SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company’s Control

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undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.

CHAPTER IX

ARBITRATION

SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company’s By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.

CHAPTER X

DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT

SECTION I

GENERAL PROVISIONS

SECTION 50 – The Company’s delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:

I. the decision of the controlling shareholder or of the Company;

II. the non-compliance with obligations under the Novo Mercado Rules; and

III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.

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SECTION II

VOLUNTARY DELISTING OF THE COMPANY

SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.

Sole Paragraph - The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders’ Meeting, in accordance with the Novo Mercado Rules.

SECTION III

COMPULSORY DELISTING OF THE COMPANY

SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.

Sole Paragraph - In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.

CHAPTER XI

CORPORATE RESTRUCTURING

SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that resolved on the said restructuring.

Sole Paragraph - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the

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outstanding shares of the Company present at the Shareholders’ Meeting shall agree to this corporate structure.

CHAPTER XII

GENERAL PROVISIONS

SECTION 54 – Upon the Company’s admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively):

I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and

III.       The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.

SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.

SECTION 57 – This instrument is governed by the laws of Federative Republic of Brazil.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 28, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer